SEC 17008631

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 17 2017 Washington DC

SEC FILE NUMBER
8-17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Gismondi 201-743-5073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Controller

Title

KEVIL FORRESTER
ID # 2441016
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires December 02, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR - 1 2017

Washington DC
414

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2016

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2016

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Advisors, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 46,665,477
Receivable from affiliates	968,116
Receivable from sponsors and broker-dealers	11,762,006
Securities owned, at fair value	214,250
Deferred tax assets	1,390,479
Prepaids and other assets, net	1,600,111
Total assets	$ 62,600,439
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 4,210,766
Payable for commissions and fees	15,052,454
Current tax liabilities	10,369,473
Other liabilities	1,051,026
Total liabilities	30,683,719
Member's capital	
Total member's capital	31,916,720
Total liabilities and member's capital	$ 62,600,439

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC ("AEFS"). AEFS is a direct, wholly-owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is an indirect wholly-owned subsidiary of AXA S.A. ("AXA"), a French holding company for the AXA Group, a worldwide leader in financial protection.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable") and MONY Life Insurance Company of America ("MLOA"), wholly owned indirect subsidiaries of AXA Financial. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") contracted with AXA Network, LLC ("AXN"), an affiliate, and the Company.

LPL Financial LLC ("LPL"), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company. The current agreement between LPL and the Company, as amended January 1, 2012, is in effect through December 15, 2019 (the "LPL Agreement"). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statement reflects all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2016, the cash held at one bank exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2016 include investments in two money market funds totaling $39,020,647 that are held at two major U.S. financial institutions. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned

Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaids and Other Assets

Prepaids and other assets primarily includes $722,700 of technology cost chargebacks to FP's, net of an allowance for doubtful accounts of $148,100. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables.

Income Taxes

The Company is included in the consolidated federal income tax return filed by AXA Financial and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Insurance Recoveries

Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

New Accounting Pronouncements

In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Management does not expect implementation of this guidance will have a material impact on the Company's Statement of Financial Condition.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases,

rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. Management is currently evaluating the impact that adoption of this guidance will have on the Company's Statement of Financial Condition.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in this financial statement, through February 27, 2017, the date that this financial statement was available to be issued.

3. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Financial Instruments Measured at Fair Value on a Recurring Basis			
December 31, 2016	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 39,020,647	$ -	$ -	$ 39,020,647
Securities owned, at fair value	7,805	-	206,445	214,250
	$ 39,028,452	$ -	$ 206,445	$ 39,234,897

Cash equivalents classified as Level 1 include investments in money market funds and are carried at cost as a proxy for fair value due to their short-term nature. Securities classified as Level 1 represent exchange-traded equity securities.

Securities owned, at fair value classified as Level 3 includes auction rate securities for which quoted prices are not available. The Company obtains pricing information for these securities through third-party pricing services. The pricing service applies a Discounted Cash Flow technique which utilizes significant unobservable inputs including yield and adjustments for credit quality and illiquidity.

The following table includes changes in fair value for financial instruments classified within Level 3 of the fair value hierarchy during the year ended December 31, 2016.

	Level 3
Fair value at January 1, 2016	$ 246,180
Purchases	-
Settlements	(50,000)
Realized gains	2,937
Net change in unrealized gains relating to instruments held at year-end	7,328
Fair value at December 31, 2016	$ 206,445

There were no transfers In (Out) of financial instruments classified within Level 3 of the fair value hierarchy.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $15,220,650 which exceeded required net capital of $2,045,582 by $13,175,068 and the Company's ratio of aggregate indebtedness to net capital was 2.02 to 1.

5. Transactions With Affiliates

On December 20, 2016, the Company made a $33,000,000 cash distribution to Holding.

During 2016, the Company earned concessions and fees for products offered by its affiliate, AllianceBernstein LP ("Alliance"), AXA Distributors, LLC ("ADL") and Funds Management Group ("FMG"). Receivable from affiliates as of December 31, 2016 includes $941,300 due from Alliance and $26,816 due from ADL.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2016, the Company had a payable of $91,052 due to AXA Financial classified within Payable to affiliates representing the amount due based on the allocation of benefit plan related expenses. At December 31, 2016, the Company also had a payable classified within Payable to affiliates of $4,119,714, of which $4,006,602 is to reimburse AXN for commissions paid on behalf of the Company and a $113,112 payable to AXA Equitable for pass-through 12b-1 fees and allocated expenses.

6. Income Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXA Financial affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

The Company had the following deferred tax assets and liabilities as of December 31, 2016.

	Assets	Liabilities
State net operating loss	$ 141,028	$ -
State income taxes	683,522	-
Deferred Compensation	477,966	-
Other	92,763	-
	1,395,279	-
Less: Valuation allowance	(4,800)	-
	$ 1,390,479	$ -

At December 31, 2016, the Company had a total net deferred state tax asset of $247,787 and a net deferred federal income tax asset of $1,142,692.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. A valuation allowance has been provided against certain state net operating losses that are expected to expire unused.

As of December 31, 2016, the Company had total current taxes payable of $10,369,473 comprised of a federal income tax liability of $8,087,519 and a state income tax liability of $2,281,954.

As of December 31, 2016, the Company had no liability for uncertain tax positions.

In 2015, the Internal Revenue Service commenced its examination of the Company's 2008 and 2009 Federal income tax returns. As of December 31, 2016, those examinations are currently ongoing. The 2010 through 2015 tax years are open to examination by the Internal Revenue Service and the 2012 through 2015 tax years are open to examination by state tax authorities.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions

do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2016, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

In conjunction with the LPL Agreement, the Company is obligated to pay a minimum amount of fees over the 12-month period ending August 15, 2017. Costs subject to the contractual minimum include costs and expenses related to the services provided by LPL, including clearing, FP-related technology, back-office and advisory administration. Actual fees paid during the first nine years of the LPL Agreement have exceeded contractual minimums.